SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 3)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                         (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                         (949) 823-7902

                        December 30, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP No. 741030-10-0                          Schedule 13D
 ---------------------------------------------------------
|  1  | NAME OF REPORTING PERSON                          |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON|
|     | General William Lyon                              |
|---------------------------------------------------------|
|  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: |
|     |                                    (a)            |
|     |                                    (b)            |
|---------------------------------------------------------|
|  3  | SEC USE ONLY                                      |
|---------------------------------------------------------|
|  4  | SOURCE OF FUNDS<1>                                |
|     |                                                   |
|     | PF                                                |
|---------------------------------------------------------|
|  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   |
|     | REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |
|     |                                                   |
|     |                                        [ ]        |
|---------------------------------------------------------|
|  6  | CITIZENSHIP OR PLACE OF ORGANIZATION              |
|     |                                                   |
|     | United States of America                          |
|---------------------------------------------------------|
|                        | 7  | SOLE VOTING POWER         |
|     Number of          |    |                           |
|     Shares             |    | 7,939,589                 |
|     Beneficially       |    |                           |
|     Owned by           |    |                           |
|     Each Reporting     |    |                           |
|     Person With        |    |                           |
|                        |--------------------------------|
|                        | 8  |  SHARED VOTING POWER      |
|                        |    |                           |
|                        |    |  0                        |
|                        |--------------------------------|
|                        | 9  |  SOLE DISPOSITIVE POWER   |
|                        |    |                           |
|                        |    |  7,939,589                |
|---------------------------------------------------------|
|                        | 10 |  SHARED DISPOSITIVE POWER |
|                        |    |                           |
|                        |    |  0                        |
|---------------------------------------------------------|
| 11  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH       |
|     | REPORTING PERSON                                  |
|     |                                                   |
|     |        7,939,589                                  |
|---------------------------------------------------------|
| 12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11       |
|     |  EXCLUDES CERTAIN SHARES<1>                       |
|     |                                                   |
|---------------------------------------------------------|
| 13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  |
|     |                                                   |
|     |       15.2%                                       |
|---------------------------------------------------------|
| 14  | TYPE OF REPORTING PERSON<1>                       |
|     | IN                                                |
----------------------------------------------------------
[FN]
              <1>SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.        Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed byGeneral William Lyon (the "Reporting Person") with respect to theSeries A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented as follows:

          On December 31, 1998, the Company, The Presley Companies, a California corporation ("Presley-Cal.") and a wholly owned subsidiary of the Company, and William Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, entered into a non-binding letter of intent (the "Letter of Intent") with respect to (i) the proposed purchase by Presley-Cal. of all or substantially all of the assets of WL Homes for a cash purchase price of two times (2x) book value (approximately $48 million) and the assumption of all or substantially all of the liabilities of WL Homes (the "Acquisition"), and (ii) the proposed concurrent purchase by WL Homes pursuant to a tender offer (the "Offer") of between 40% and 49% of the outstanding Common Stock of the Company (other than shares held by William Lyon) for a purchase price of $0.62 per share. The full text of the Letter of Intent, which is filed as
Exhibit 1 hereto, is incorporated herein by reference.

          The Acquisition and the Offer (collectively, the "Transactions") are subject to the negotiation and execution of a definitive agreement among the parties and various other terms and conditions as set forth in the Letter of Intent. Their can be no assurances that the parties will ultimately enter into a definitive agreement with respect to the Transactions or that the conditions to the Transactions will be satisfied.

          The Company and WL Homes have agreed in the Letter of Intent that, subject to the fiduciary duties of their respective boards of directors, they will negotiate exclusively with each other towards a definitive agreement until March 31, 1999.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.        Material To Be Filed as Exhibits

Exhibit 1 Letter of Intent, as described in Item 4 of this Schedule 13D.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



                                        /s/ William Lyon
                                        ------------------
                                        William Lyon
Dated:     December 31, 1998